ON AIR

**CEO & FOUNDER
DORON KEMPEL**

Preparing to go public*

**Already Raised
$103,000,000+**

**Valuation DOUBLED
3 years in a row**

Bond CEO sold his last two companies for $900,000,000

Customers: world's largest corporations

*Going public is dependent on a variety of market conditions that are beyond the control of the company. Investors should take into consideration that plans to go public could be postponed indefinitely.

OUR BOND

Using AI to democratize personal security

ourbond.com   New York, NY   Technology   Mobile Apps   AI   VC-Backed   Repeat Founder

Highlights

VC-Backed
Raised $250K or more from a venture firm

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

$5M+ Revenue
Earned over the last 12 months

1   Preparing to go public to accelerate growth - NASDAQ ticker OBAI

2 Huge customers- Apple, Walmart, Disney, Ralph Lauren and more are buying Bond for 1000s of employees

3 Proven Founder: $900M+ in past 2 exits; invested $30M+ of his own money in Bond; industry luminary

4 Exponential growth - Valuation has doubled each of the last three years

5 Massive opportunity - Addressing a huge problem in a $438B market

6 Serious backing - Already raised over $100M, primarily from VCs and large family offices

7 Significant moat - No direct competitors and over 350 engineering years already invested

8 Proven security - Over 1.25M service requests to date

Featured Investors

 **Kingscrowd Capital**   Follow   Invested $20,000 ⓘ

Kingscrowd Capital is the first Data-Driven Fund in the Online Private Market.
kingscrowd.com

"Kingscrowd Capital has chosen to invest $20,000 in Our Bond. This decision reflects our confidence in the company's disruptive potential and ability to significantly impact the personal security space. Despite the inherent risks associated with such a high-growth, capital-intensive startup, Our Bond's innovative approach and strong leadership make it a compelling investment opportunity with the potential to shape the future of personal safety."

View Investment Memo



Adam Draizin
Syndicate Lead

Follow

Invested **$370,530** ⓘ

"I led the prior round and I am happy to lead this round at a higher valuation. I have been an investor in Bond since the company was founded by Doron Kempel. I have been investing in Doron since we graduated Business School together almost 30 years ago. I believe in Doron and the work he is doing with Bond. He is an exceptional leader who has built a successful team that is winning with important customers while helping people. Momentum continues to accelerate as they create value for customers and shareholders."

Our Team



Doron Kempel CEO

Successful serial entrepreneur whose prior two startups were acquired for a combined value of ~$900,000,000. A former elite special ops commander, Doron advises leaders and heads of state on personal and national security. US citizen and Harvard MBA.



Joe DeSalvo Global Head of Security and Professional Security Consulting Services

More than 20 years of experience in corporate security and investigations. Former Chief Security Officer of Blackstone, Charles Schwab & Co. and other corporations. Former FBI Special Agent, and United States Army veteran. Joe is an MBA graduate.



Hezi Sayar Head of Engineering Operations

Hezi has 20 years of experience innovating in the fields of software development, data security and AI. Held positions at technology giants like Hewlett Packard and Micro Focus, as well as numerous startups. Hezi has a BCS in Computer Science.



Mark Sullivan Security Advisor

22nd Director of the U.S. Secret Service. 30-year career in the Secret Service.



John Pistole Security Advisor

Former Deputy Director of the FBI. Former Head of TSA.



Rich Staropoli Security Advisor

Chief Information Officer for the U.S. Department of Homeland Security. Former U.S. Secret Service Special Agent on the Presidential Protective Division. Former CISO, Fortress Investment Group.



Lt. Gen. Jason T. Evans Security Advisor

Lieutenant General U.S Military (retired). Has almost four decades of distinguished service across numerous positions and theaters.



Raymond Kelly Security Advisor

Former Commissioner of the New York Police Department, and the longest serving commissioner in NYPD history. Kelly started the first-ever municipal-level counterterrorism unit. He previously chaired the Executive Committee of Interpol.



Kathleen O'Toole Security Advisor

Served as the Boston Police Commissioner, Seattle Chief of Police, Lieutenant Colonel overseeing Special Operations in the Massachusetts State Police, and Massachusetts Secretary of Public Safety.





Bond is the future of personal security

Problem: Billions of people globally routinely find themselves in situations that make them feel uncomfortable or unsafe (walking alone at night, facing a stranger, or worrying about the kids). In 99.99% of these situations it is too early to dial 911, but you still want someone by your side. If the situation escalates, you are unlikely to complete a 911 call. In other words: Too Early, until it is Too Late to Dial 911.

Solution: Bond invested over $103 million in order to establish the world's first and only AI-Powered Preventative Personal Security platform. For the first time it is possible for anyone – at their choosing -to be looked after 24/7, well before an emergency and well before it is legitimate to activate 911. You are Never Alone Again. Bond is your Personal Security Companion. Bond AI and Agents are able to detect threats and address them in seconds: calming, directing, deterring and orchestrating first responders. Bond's technology platform is multifaceted and includes multiple technologies that fall into 3 pillars: (1) the Bond app on the phones of Bond end-users providing 14 distinctive security services from AI monitoring to bodyguard on demand, (2) global fully automated command centers with Bond 24/7 trained Personal Security Agents who respond in seconds and can guide members, deter perpetrators and orchestrate first responders. Lastly, (3) much of the Bond technology runs in the Cloud. The technology platform makes it possible to effectively, reliably and affordably protect millions of people. The Bond platform is proven having delivered over 1.28 million security service requests including emergencies and life-saving situations. Bond's mission and vision is to have everyone who has a smartphone as a Bond member. Bond is well on its way. This is how great technological and operational sophistication and complexity delivers simplicity and safety to end-users. Bond is now preparing to go public in order to accelerate the attainment of its mission.

- In order to learn more about the Bond technology platform, scroll down to the technology chapter.

Why invest in Bond now

Led by a successful serial tech entrepreneur who sold his prior companies for $900M dollars, Bond solved a problem that troubles billions of people globally. They feel unsafe. Bond raised $103M to date and has created an innovative AI-powered technology platform that for the first time addresses the problem effectively and affordably. The largest companies in the world are customers of Bond, adopting it on behalf of their employees to the tune of nearly $10M in 2024. Bond is facing no direct competition, and it will be very difficult to emulate its technology platform. Our valuation has doubled each of the last two years, and now Bond is preparing to go public in order to extend its leadership of this huge market opportunity.



When we meet our customers, they thank us and want to know how they can help and how they can participate. In the spirit of democratizing personal security, we want to allow our members the opportunity to be investors and partners in the mission. As such, we have chosen to make a limited portion of our current fundraising round available via crowdfunding, but we expect most of the round will be taken by our existing investors.

Early Bird Warrants

Early bird perk for the first $200,000 raised: for each share that you buy in this offering (at $1.28 per share) you also receive a warrant (option) priced at $1.66 per share. In other words, if and when the Bond price per share exceeds $1.66, you would have the option to exercise the warrant and sell the resulting share for an additional profit.

Here are the full details in legal terms that you should read: As an early bird perk for the first investors in this offering, investors who subscribe for and purchase the first $200,000 worth of Series CF-2 Preferred Stock (i.e., the first 155,262 shares priced at $1.28 each) will receive one (1) warrant to purchase one (1) share of common stock of the Company for each share of Series CF-2 Preferred Stock purchased. The warrants are exercisable at a price of $1.66 per share and will be exercisable upon the Company's listing on a national securities exchange and for two (2) years thereafter.

The problem Bond addresses: Dialing 911 is reactive, not preventative

Responding to emergencies is not good enough. Bond's technology can prevent harm and save lives with preventative security.



According to a Gallup Poll, **136M** Americans do not feel safe walking alone at night.

Everyone has experienced a time when they or someone they love were in a situation that made them feel unsafe. One of the most common examples of this is walking alone at night.

There is a personal security gap.

Imagine this scenario.



Rachel has a 10-minute walk to the subway from her office. Tonight, she has stayed at the office later than usual and as she starts her walk, the streets are empty around her. As she turns the corner, she notices someone following a few steps behind her.

She starts walking faster and the person matches her speed. She thinks about calling a friend, but dismisses the idea. She doesn't want to worry them. She decides to keep walking and just make it to the subway quickly.

It isn't an emergency yet, but it could turn into one. If the person following Rachel has criminal intentions, if she waits for a physical confrontation, it is likely to be too late to call 911.

Everyone has a story like this. Situations that cause fear but don't justify a 911 call. However, a painful minority of those situations will result in traumatic or terminal outcomes.

Preventative personal security eliminates this risk, but until now it has been expensive - only available to the wealthy, politicians, and VIPs. Bond is revolutionizing the $438 billion dollar personal security market by making a product accessible to the millions of people who could not previously afford it.





The Solution:
A new paradigm of Preventative Personal Security
bond
Hi Lisa,
in New York, NY
DASHBOARD
LOCATION SERVICES
PREVENTATIVE SERVICES
Ready An Agent
Track Me On The Go
Send Me A Car
Roadside Assistance
Video Monitor Me
Security Check
Telemedicine
Bodyguard
URGENT SERVICES
DIAL 911
SIREN

The Solution: Bond's technology makes preventative security available to everyone

Using its proprietary technology, Bond empowers members to be proactive about their security without bothering friends, worrying family, or overwhelming emergency services.

In the scenario above, **Bond uses AI to detect threats and then activate Bond Personal Security Agents to guide, deter threats, and orchestrate first responders.**

Hear from a former US Secret Service Agent about the importance and value of Bond's services:



Former US Special Agent Shares His Views on Bond
Rich Staropoli, Former US Secret Service Special Agent, and former
03:04



There are many other cases where preventative security can offer reassurance and prevent harm:

- When accepting a ride from a stranger in a cab or rideshare

- For workers whose jobs require them to be alone in unfamiliar places - such as real estate agents, home healthcare professionals, and home maintenance services providers

- When a child fails to check in on time with their parents

- And many more

Situations like these aren't emergencies that justify 911 calls, but they still make us uncomfortable because we never know if they will escalate into something worse. Bond helps people control their risks in these nerve-wracking situations and take back their peace of mind.



Former Head of
U.S. Secret Service
Mark J. Sullivan

"Bond is a revolutionary personal security solution."

Bond is a personal security service built into your mobile phone.

Once activated, Bond looks after you electronically (via its integrated AI platform) or with the support of its 24/7 live Personal Security Agents, who

are in Bond Command Centers and respond in seconds. Bond is accessible via an app on your phone, and offers 14 distinct services that allow Bond members to choose when and how Bond will keep them secure while preserving their privacy 100%.


ENHANCE YOUR SECURITY WITH BOND
24/7 SECURITY IN SECONDS
Our trained security agents are available anytime, anywhere
CONNECT ON YOUR TERMS
Seamlessly connect with an agent in the way you feel most comfortable
TAILORED SECURITY SOLUTIONS
Bond offers a diverse range of services to address your specific needs
PRIVACY IS PARAMOUNT
Bond never shares your information with third parties (unless an emergency selectively requires so)
bond
KEY FEATURES AND PRIVACY GUARANTEE

We believe that Bond is the first and only company offering a 24/7 preventative personal security and peace of mind service that's effective, affordable and preserves privacy. Bond is:

- **A new category of preventative pre-emergency personal security:** Unlike traditional apps, Bond looks after its members preventatively before an emergency and can detect a threat and intervene before it's too late, enhancing the likelihood of positive outcomes.
- **An AI powered technology platform:** Enables massive scalability, reliability and affordability.
- **Trained Bond security agents respond in seconds:** Connect with real, trained security agents 24/7 via chat, phone, or video. They'll de-escalate situations, offer guidance, and coordinate help if needed.
- **More than just reactive:** Bond offers proactive services to look after you like video monitoring, monitoring your route, scheduling security checks for you and your loved ones, putting security agents on standby, and emergency response coordination, giving you multiple layers of security and peace of mind in 28 countries and growing.

Relevant for everyone: Whether you're an individual, a family, a company, a city, or an organization, Bond protects the ones you care about.



U.S. regulators estimate as many as

10,000 lives

could be saved each year

if the 911 emergency dispatching system were able to get to callers **one minute faster.**

Wall Street Journal

The biggest companies in the world are offering Bond to their employees.

Bond's customers include some of the largest and most recognizable brands in the world, like:

- Apple

- Disney

- Nike

- Ralph Lauren

- And many more

These companies are using Bond to set a new standard of care for employees.

In addition to the above, Bond is expanding its offerings in the business-to-business-to-consumer space; we are working with the world's second largest credit card network, Mastercard, to offer our services to their cardholders with the target of eventually reaching all 200 million, and we have numerous other partnerships with large consumer brands in development.

Last but not least, Bond is in dialogue with multiple prominent cities to offer our services directly to their millions of residents; partnerships of that nature could be a path for us to reach tens of millions of customers if they are successful.

For an example of the kind of value that Bond brings to its enterprise customers, check out this case study the Security Executive Council wrote on Ralph Lauren's Bond deployment: https://securityexecutivecouncil.com/download/1394

Growth prospects

The Bond opportunity and mission remains the same as it has since our founding in 2017 - to make the Bond service as ubiquitous as insurance by addressing a problem that billions of people globally have. By our analysis that could eventually be a $100 billion market in which there are currently no direct competitors, and into which we are already rapidly growing.

We have a product that is proven both from a security perspective, with over 1,250,000 security requests handled including over 10,000 emergencies and life saving cases, and from a commercial perspective, with high win rates on deals and great retention of customers.

This is the time for us to double down on sales and marketing.

To that end, we are preparing to go public later this year.



This will allow us to accelerate our growth even further by investing more in

This will allow us to accelerate our growth even further by investing more in marketing and lead generation, hiring more sales professionals, and continuing to expand our offering into additional countries around the world.

As with all investments, the above represents our goals and projections but results are not guaranteed. For instance, going public is dependent on a variety of market conditions that are beyond our control. Investors should take into consideration that plans to go public could be postponed indefinitely, in which case the company would seek alternate means of funding, such as additional rounds from our existing investors.

The Bond Technology Platform

Great technology companies usually fit into one of two groups:

1. Companies with an exciting **technology product**: the iPhone, a Tesla car, an Nvidia GPU chip
2. Companies with a powerful **technology platform** that aren't obvious to the public, but that are key in enabling an innovative service - think about **Uber, Netflix, Facebook, E-Bay, and Amazon**. The importance and value of the technology of these companies might not be as immediately clear, but over time it is crucial in them establishing and maintaining market dominance.

Bond clearly falls into the 2nd category above, although we can't promise market dominance just yet. Bond is a platform company that enables what we believe is a first-of-its-kind, effective and affordable set of 14 services that Bond puts at the fingertips of its users. Bond invested over 250 engineering years and $100 million in order to design, build, integrate and test its platform and services. Let's understand what the platform delivers, what subsystems it includes, and why it is such an upgrade from the panic buttons and location trackers that have been the best options available for so long.

Bond pioneered a remarkably versatile AI-powered technology platform that combines:

- Threat and anomaly detection integrating multiple signals and patterns that are monitored in real time
- Location accuracy
- Automation of multifaceted mission-critical response protocols well

- Automation of multifaceted mission-critical response protocols well beyond what human response time and precision allow

- Rapid activation, guidance, and quality controls of human response by either Bond Personal Security Agents in Bond's fully automated Command Centers, as well as first responders and other forces in the vicinity of the event

- Integrated versatile communication modalities and redundancies among all parties involved in real time: member, Bond, first responders, and beyond

- Bond's unprecedented ability to respond to end-users on average within 4 seconds is a combination of technological and operational innovation. Bond accomplishes this key competence while maintaining a low cost and low count of full-time employee headcount.

- This includes part-time Bond Personal Security Agents who are fully trained by Bond, who are on various levels of alert, and who are able to fill anticipated or emerging coverage needs or gaps. This is an economical way to deliver high quality in seconds, without suffering high fixed costs and the low utilization rates that old fashioned call centers suffer from. Clearly, data analytics and AI are at the heart of this innovation. However, this also involves innovative employment schemes.

- Highly-innovative data privacy and data security technologies and processes

The technology resides on the phones of end users, in the fully-automated Bond Command Centers around the world and in the cloud.

For example, if the Track Me On The Go service is activated, the Bond member (or their parent) first enters their destination and mode of transit (walking, driving, ride-sharing, train, etc.), and the Bond AI system will then monitor their progress and detect anomalies.





BOND MONITORING DAUGHTER

Track Me On The Go
Track me until I reach my destination

Should an anomaly be detected (route, speed, or other indicators), Bond will check with the member that they're okay, potentially calm them down, guide them, deescalate a situation and even deter unwanted company. Should the situation escalate to an emergency, Bond will orchestrate help from the appropriate first responders and other available local resources.

In the US and in 28 countries, Bond's proprietary technology network enables us to contact the closest first responders to the Bond member, reducing the time it takes to receive service. This is significant, because U.S. regulators estimate as many as 10,000 lives could be saved each year if the 911 emergency dispatching system were able to get to callers one minute faster. Better technology would be especially helpful, regulators say, when a caller can't speak or identify his or her location [WSJ]. Bond Command Centers address this need further by having access to translators in approximately 300 languages.

Our ability to leverage such precise connectivity to first responders in the US and globally is part of what sets our platform apart.

Bond's Security Expert Network

Another of Bond's key differentiators is the network of security experts globally who advise us: former heads of US Secret Service, FBI, major metropolitan police chiefs around the world, heads of military special operations units, etc. They continue to help us identify the trends and missing links within personal security and define our solution to meet it.

BOND SECURITY ADVISORS

Bond is advised by the foremost global experts on Executive Protection, Guarding and Security



Secretary Carlos Gutierrez

Former U.S Secretary of Commerce



Mark Sullivan

Former Director, U.S. Secret Service



John Pistole

Former Deputy Director of FBI, Former Administrator of TSA, and President, Anderson University



Commissioner Raymond Kelly

Former Commissioner, New York Police Department



Prefet (hon) Gilles Leclair

Special Advisor for Homeland Security, Police Expert for France and EU in the field of Organized crime and Counter-Terrorism



Eytan Ben David

Former Head of Israeli Government's VIP/ Dignitaries Protection Unit



Lt. Gen. Jason T. Evans

3-Star General, United States Army (Ret.)



Commissioner Ed Davis

Former Police Commissioner, Boston Police Department



Commissioner Kathleen O'Toole

Former Chief of Police, Seattle and Former Police Commissioner, Boston



Richard Staropoli

Former CIO, Department of Homeland Security Former Special Agent, U.S. Secret Service



Sir George Hamilton

Former Chief Constable of the Police Service of Northern Ireland



Jody Weis

Former Superintendent, Chicago PDFormer FBI Special Agent in Charge, Philadelphia



Chief Donald De Lucca

Former Chief of Police City of Miami Beach



Chiko Scozzafava

Former Special Agent, U.S. Secret Service



Philippe Devred

Commander of French Counter Terrorism Coordination Unit

Other Services

While Bond's AI Powered Preventative Personal Security platform is the core Bond offering, Bond's also offers these three synergistic services:



1. Air Guardian First Responder Drone Service: Bond developed an innovative service that is intended to expedite a response. The specialty drone (with megaphone, spot light, night/day camera, parachute and redundant telecommunications capabilities) is operated by Bond personnel and can be activated to reach a location where an end-user requires assistance. Bond can activate the drone on behalf of its members (to look after them, to deter unwanted company and to help point arriving first responders to the exact location of the individual in need). Another mode of operation is to operate the drone on behalf of local first responders.





02:30
vimeo

ONLY ON 6
CORAL GABLES
POLICE VIDEO
GABLES USING DRONES TO RESPOND TO 911 CALLS
01:32
vimeo
For internal Use Only

2. Executive Protection & Guarding: Bond is addressing a quality gap in the market whereby guarding services lack adequate quality controls. Bond balances decorum and diligence by utilizing its technologies and command centers in order to monitor guards 24/7. Bond handles Executive Protection (bodyguards) and guard requirements of some of the most affluent families in the US as well as corporations.

3. Bond Consulting & Special Services are offered to corporations and families/individuals. Bond leverages its in-house knowhow and network of best-in-breed solution partners in order to orchestrate the assessment, design, deployment and day-to-day management of various security solutions and projects: threat detection, alarm systems, investigations, Executive Protection abroad and in the USA, Guarding, and more.



---

bond
Invest in Bond.
Invest in peace of mind.

